180 DEGREE CAPITAL CORP. REPORTS NET ASSET VALUE PER SHARE (“NAV”) OF $5.02, COMPRISED OF 99% CASH AND PUBLIC SECURITIES1, AS OF DECEMBER 31, 2023

MONTCLAIR, NJ – February 20, 2024 – 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital” and the “Company”), today reported its financial results as of December 31, 2023, and noted additional developments from the first quarter of 2024. The Company also published a letter to shareholders that can be viewed at https://ir.180degreecapital.com/financial-results.

“The fourth quarter of 2023 was the start of what we believe will be a return to risk asset classes, including the microcapitalization stocks in which we invest,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “Our +6.9% gross total return in our public portfolio was the primary contributor to the growth of our net asset value per share (“NAV”) from $4.91 to $5.02. Our assets on our balance sheet are now almost 100% comprised of investments in public companies and cash.1 On the macroeconomic front, the resilience of the US economy combined with the apparent end of the Fed’s tightening cycle and likely future reductions in interest rates should be one tailwind for our investments in general in 2024. For 180, we believe 2024 will be a year defined by our constructive activism and by long-awaited catalysts at certain of our portfolio companies that together could lead to material value creation for 180 Degree Capital’s stockholders.”

“180 Degree Capital’s constructive activism focuses on working with management teams and/or boards of directors of our portfolio companies to build value for all stakeholders in those businesses,” said Daniel B. Wolfe, President of 180 Degree Capital. “We do not have the hubris to believe we know the businesses of our investee companies better than their management teams and boards. We believe we have a complementary skill set and contacts that can help unlock trapped value. We believe this complementarity is what led to the invitation to join the Board of Directors of Synchronoss Technologies, Inc. (“SNCR”). We have rolled up our sleeves to help SNCR’s management and board wherever possible and could not be more excited about the opportunity for value creation that we believe exists for SNCR. It is unfortunate that the Board of Directors of comScore, Inc. (“SCOR”), does not have the same openness and humility to recognize they do not have all the answers to fixing the destruction of value that has occurred under their watch. We believe our nominee, Matthew F. McLaughlin, the former COO of DoubleVerify Holdings, Inc., has both relevant industry experience for where SCOR is heading with its business and can be an advocate for proper corporate governance, particularly for common stockholders, as a significant common stockholder himself. We believe our constructive activism is not only a differentiated investment approach, but also can be an important part of the ultimate unlocking of value for our portfolio holdings and the creation of value for 180 Degree Capital’s stockholders.”

Mr. Rendino continued, “As we noted in a press release on February 1, 2024, the discount of our NAV to our stock price was approximately 26% as of the end of January 2024. This discount equates to a NAV as of the end of January 2024 that was approximately 8% higher than at the end of 2023. We established the Discount Management Program to make it clear that the management and Board of Directors of 180 Degree Capital are serious about our intentions to narrow this discount. We collectively own almost 12% of 180 Degree Capital’s outstanding shares, and this ownership continues to grow solely through open market purchases. We are laser-focused on creating value for all stockholders of 180 Degree Capital through growth of our NAV and the narrowing of the discount.”

The table below summarizes 180 Degree Capital’s performance over periods of time through the end of Q4 20232:

	Quarter	1 Year	3 Year	5 Year	Inception to Date
	Q4 2023	Q4 2022- Q4 2023	Q4 2020- Q4 2023	Q4 2018- Q4 2023	Q4 2016- Q4 2023
TURN Public Portfolio Gross Total Return (Excluding SMA Carried Interest)	6.9%	-7.3%	-22.0%	51.0%	182.8%
TURN Public Portfolio Gross Total Return (Including SMA Carried Interest)	6.9%	-7.3%	-20.0%	61.2%	201.4%

Change in NAV	2.2%	-20.6%	-45.9%	-36.6%	-28.5%

Change in Stock Price	-3.3%	-22.3%	-38.4%	-21.9%	-1.0%

Russell Microcap Index	16.1%	9.3%	1.8%	50.6%	48.3%
Russell Microcap Value Index	16.8%	9.5%	25.9%	64.8%	62.1%
Russell Microcap Growth Index	15.7%	7.1%	-25.8%	28.9%	28.6%
Russell 2000	14.0%	16.9%	6.7%	60.6%	63.8%
Mr. Rendino and Mr. Wolfe will host a conference call tomorrow, Wednesday, February 21, 2024, at 9am Eastern Time, to discuss the results from Q4 2023 and developments to date during Q1 2024. The call can be accessed by phone at (609) 746-1082 passcode 415049 or via the web at https://www.freeconferencecall.com/wall/180degreecapital. Additionally, slides that will be referred to during the presentation can be found on 180’s investor relations website at https://ir.180degreecapital.com/ir-calendar.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the Company's current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see the Company's securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company's business and other significant factors that could affect the Company's actual results. Except as otherwise required by Federal securities laws, the Company undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 Degree Capital is not responsible for the contents of third-party websites.

1. Cash including our holdings in money-market cash sweep funds and the expected receipt of $1.3 million in April 2024 related to the sale of TARA Biosystems, Inc., to Valo Health LLC.

2. Past performance is not an indication or guarantee of future performance. Gross unrealized and realized total returns of 180 Degree Capital's cash and securities of publicly traded companies are compounded on a quarterly basis, and intra-quarter cash flows from investments in or proceeds received from privately held investments are treated as inflows or outflows of cash available to invest or withdrawn, respectively, for the purposes of this calculation. 180 Degree Capital is an internally managed registered closed-end fund that has a portion of its assets in legacy privately held companies that are fair valued on a quarterly basis by the Valuation Committee of its Board of Directors, and 180 Degree Capital does not have an external manager that is paid fees based on assets and/or returns. Please see 180 Degree Capital's filings with the SEC, including its 2023 Annual Report on Form N-CSR for information on its expenses and expense ratios.